CJS Securities, Inc.
New Ideas for the New Year
January 11, 2012
1
Rock Solid Fundamentals.
Positioned for the Long Term.
FILED BY MARTIN MARIETTA MATERIALS, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: VULCAN MATERIALS COMPANY
COMMISSION FILE NO. 001-33841

M A R T I N M A R I E T T A M A T E R I A L S Martin Marietta Materials Today – Continued Commitment to Strategy Yields New Ideas for the New Year 2

M A R T I N M A R I E T T A M A T E R I A L S
The Principles of our Strategy Remain Unchanged
Positioning
Uniquely positioned in an
attractive industry
3
Long-term
superior performance
Performance
Differentiated
performance
Growth
Multiple
long-term drivers

M A R T I N M A R I E T T A M A T E R I A L S
Commitment to Strategy Yields Improved Positioning

Target selective markets
— achieve #1 or #2 position
Disciplined acquisition strategy
— last 3-4 years, walked away from
many deals

M A R T I N M A R I E T T A M A T E R I A L S
San Antonio Expansion
•
Acquisition of
–
6 aggregates quarries
–
2 ready mix plants
–
1 asphalt plant
•
High-growth area
•
Serve additional customers in a larger geographic footprint
•
Provides long-term reserves to replace current sites (> over 200M tons)

M A R T I N M A R I E T T A M A T E R I A L S
Asset Exchange with Lafarge

•
Acquired Lafarge’s Denver, CO Front
Range assets:
– 10 aggregates quarries
– (200M tons reserves)
– 19 ready mix plants
– 12 asphalt plants
– Road paving business
•
Swapped River business
Presence in Colorado

The Principles of our Strategy Remain Unchanged
Positioning
Uniquely positioned in an
attractive industry
Performance
Differentiated
performance
7
Growth
Multiple
long-term drivers
M A R T I N M A R I E T T A M A T E R I A L S
Long-term
superior performance

Our Differentiated Performance Profile

1
1
Highly disciplined
2
2
Low cost leader
3
3
Faster growth than
the industry
4
4
Attractive Specialty
Products business
5
5
Strong financial position
Superior
performance and
returns to
shareholders
M A R T I N M A R I E T T A M A T E R I A L S

Low Cost Leader
•
Declining costs
•
Investment in new technologies
increased productivity
•
Low cost distribution network
9
Significant Headcount
Reduction
6,400
5,600
4,500
-30%
Note:  Headcount equal to average number of employees
M A R T I N M A R I E T T A M A T E R I A L S
2003 2006 2010
Hourly Salary
even as volume increased
2003 to 2006
32% by rail and water

Attractive Specialty Products Business
Chemical products
(water treatment;
pulp and paper)
10
11% of 2010 consolidated net sales
Key end uses / Product lines
Dolomite lime
(steel manufacturing)
31%
69%
Operating Margin
Net Sales
29%
$176M
Operating Margin
(%)
26% of total 2010 operating profits
7%
29%
> 30%
2005
2010
2011F
M A R T I N M A R I E T T A M A T E R I A L S
Investing $53M to expand capacity by 15%

M A R T I N M A R I E T T A M A T E R I A L S
The Principles of our Strategy Remain Unchanged

Long-term
superior performance
Positioning
Uniquely positioned in an
attractive industry
Performance
Differentiated
performance
Growth
Multiple
long-term drivers

M A R T I N M A R I E T T A M A T E R I A L S
Multiple Long-Term Growth Drivers

Infrastructure renewal
Government funding expansion
Faster growing markets
Growth of Specialty Products
business
Powerful operating leverage
Our
long-term value
proposition
Key Drivers

M A R T I N M A R I E T T A M A T E R I A L S
The Need for Infrastructure Renewal
Has Never Been Greater
13
Expanding transit a necessity
Gas tax is too low to meet current
(and future) infrastructure needs.

M A R T I N M A R I E T T A M A T E R I A L S 14
Government Funding is Evolving
Federal Highway Bill
Expired September 30, 2009
Continuing resolution through March 31, 2012
Likely 2013 before new bill
2-year bill
$50B annually for highways only
Financing – energy production
and oil & gas royalties
Delayed until 2012
Unanimously passed on Nov. 9
2-year bill
Spending at current funding
levels (adjusted for inflation)
Eliminates earmarks
House Senate
Map 21 – Moving Ahead for Progress
in the 21
st
Century

M A R T I N M A R I E T T A M A T E R I A L S 15
State Departments of Transportation
State budgets better than most realize
Set to play expanding role
— specific funding such as toll roads, gas taxes
— examples Texas, North Carolina
Funding at the State Level
Toll Roads & Alternate Financing Tax Initiatives

M A R T I N M A R I E T T A M A T E R I A L S
Long-Haul Distribution Network Serves Critical Markets

Nova Scotia
Bahamas
Jacksonville
Savannah
Morehead
City
Mobile/
Pensacola Lake Charles
Beaumont
Tampa/
Pt. Manatee
Baltimore
Charleston
Cape Canaveral
Bermuda
New York City
From Nova Scotia
From Bahamas

M A R T I N M A R I E T T A M A T E R I A L S
Powerful Leverage with Volume Recovery

+5%
Volume
+10%
EPS
2010 Increase
Every additional $1
sales adds $0.60
to operating profit
Every additional $1
sales adds $0.60
to operating profit

M A R T I N M A R I E T T A M A T E R I A L S
I N S U M M A R Y
Rock Solid Fundamentals. Positioned for the Long Term.
Long-term
superior performance
18
Performance Positioning
•
Uniquely positioned in
attractive industry
— barriers, resilient
pricing, growing
market share
Growth
•
Differentiated
performance
— low cost leader,
disciplined, Specialty
Products business
•
Multiple long-term
drivers
— infrastructure
spending, powerful
leverage to volume

M A R T I N M A R I E T T A M A T E R I A L S
Martin Marietta’s Proposal is Compelling –
Provides Significantly More Value and Less Risk than
Vulcan on a Standalone Basis
19
Note:  Martin Marietta has prepared presentations for investors, and other information, relating to the proposed business combination that are available on Martin Marietta's and the SEC's websites. Please see "Important Additional Information" at the end of this presentation.

M A R T I N M A R I E T T A M A T E R I A L S
Compelling Combination of
Two Highly Complementary Businesses
20
Note 1: As of December 12, 2011.
Source: Company filings
V U L C A N
Nova Scotia
Total Reserves
(billions of tons)
Number of Facilities
Total Reserves
(billions of tons)
Number of Facilities
2010 Shipments
(millions of tons)
2010 Net Sales
($M)
2010 Net Sales
($M)
2010 Shipments
(millions of tons)
M A R T I N M A R I E T T A
WA
NV
UT
WY
CO
NE
KS
OK
TX
MN
IA
MO
AR
WI
IN
OH
WV
MD
VA
NC
SC
TN
MS AL
GA
Bahamas
LA
CA
AZ
TX
LA
AR
MS
AL GA
FL
TN
SC
NC
VA
KY
IL
WI
PA
MD
DE
Yucatan
Peninsula
Bahamas
FL
13.6
315
$1,551
130
14.7
317
$2,406
148
1

M A R T I N M A R I E T T A M A T E R I A L S
Key Economic Terms of the Proposed Transaction

Consideration
Premium to Vulcan’s
Shareholders
Ownership
Stock-for-stock tax-free exchange of 0.50 of a
Martin Marietta share of common stock for
each Vulcan Materials share of common stock
• 15% and 18% premiums to the average
exchange ratio during the 10 and 30 day
periods ended December 9, 2011
Vulcan Materials shareholders to own 58%
Martin Marietta shareholders to own 42%
•
•
•

Vulcan’s Valuation is at a Cyclical High

Note 1: Please see EBITDA reconciliation in the appendix.
Note 2: Between December 31, 2001 and December 9, 2011, the change in Martin Marietta’s and Vulcan’s stock price was 57% and (30%), respectively, and change in S&P 500 index was 9%.
Source: Company filings, IBES consensus from FactSet
Vulcan Share Price vs. Valuation Vulcan Today
Vulcan share price
Vulcan TEV / NTM EBITDA
Debt / Adj. EBITDA
Unaffected
price: $33.55
Unaffected
multiple: 17.0x
Credit
Rating
A1/A+ A1/A+ A1/A+ A3/A- Baa2/BBB Ba2/BB
Announcement of Florida Rock
Housing bubble
drove Vulcan’s
“peak”
M A R T I N M A R I E T T A M A T E R I A L S
Near all-time high
EBITDA multiple
Excessive leverage
resulting in “junk”
debt rating
Nominal dividend
Negative earnings
Historically high
SG& A as % of sales
Significant share
price
underperformance
of (87%) and (39%)
to Martin Marietta
and S&P 500,
respectively, over
the last 10 years
Vulcan is far worse off today than in the past
1
2

M A R T I N M A R I E T T A M A T E R I A L S 23
Analysts’ Relative Price Targets
1
Price Target
Analyst
Martin
Marietta Vulcan
Implied
Exch. Ratio
Martin Marietta’s
Offer of 0.50 as a
Premium to Implied
Exchange Ratio
Citi $63.00 $27.00 0.429x 16.7%
D.A. Davidson 75.00 32.00 0.427x 17.2%
Goldman Sachs 77.00 29.00 0.377x 32.8%
Jefferies 104.00 49.00
0.471x 6.1%
Morgan Keegan 82.00 36.00 0.439x 13.9%
RBC
79.00
35.00
0.443x 12.9%
Stephens
80.00
38.00 0.475x 5.3%
Susquehanna 68.00 32.00
0.471x 6.3%
Wells Fargo 77.00 32.50 0.422x 18.5%
Median
2
$78.00 $32.25 0.413x 20.9%
Consensus
Median
3
$79.50 $32.00
0.403x 24.2%
Martin Marietta’s Proposal is a Premium to Exchange
Ratios Implied by Street Estimates
Note: Analysts named publish price targets for both Martin Marietta and Vulcan. Median implied exchange ratio is calculated by dividing Vulcan’s median price target by Martin Marietta’s median price target.
Note 1: Based on unaffected share price as of December 9, 2011.
Note 2: Median price targets of analysts that publish price targets for both Martin Marietta and Vulcan.
Note 3: Median price targets of all analysts that publish price targets for Martin Marietta and Vulcan.
Source: Wall Street Research, Thomson One
Note 1: Based on unaffected share price as of December 9, 2011.
Source: Thomson One; EBITDA estimates taken from Vulcan’s “Why Vulcan
Has Rejected Martin Marietta’s Proposal”, January 5, 2012
Wall Street Consensus Estimates
Valuation multiples and stock price reflect the potential margin enhancement that Vulcan relies on in defense of its rejection
($M)
Martin
Marietta
Vulcan
Revenue $1,797 $2,527
EBITDA $348 $332
TEV / EBITDA
1
12.7x 21.1x
Revenue $2,050 $2,879
EBITDA $438 $558
TEV / EBITDA
1
10.1x 12.6x
% Revenue growth 14% 14%
% EBITDA growth 26% 68%

Achieving Prior Peak Financial Performance for Vulcan
Would Require a Repeat of the Housing Bubble

Housing Bubble...
2,273K total housing starts
FL: 266K total housing starts 2
CA: 191K total housing starts
AZ: 92K total housing starts
Current ...Future
Vulcan pro forma peak EBITDA:
$1,344M
Vulcan 2011E EBITDA:
$332M
FL: 40K total housing starts
CA: 47K total housing starts
AZ: 11K total housing starts
McGraw-Hill total housing start
forecasts
M A R T I N M A R I E T T A M A T E R I A L S
1
2
2
2
2
2
1
4
3
Note 1: 2,273K and 685K total housing starts (seasonally adjusted) as of January 2006 and November 2011, respectively; U.S. Census Bureau.
Note 2:  FL, CA & AZ peak housing starts (2005); current housing starts (2011E); National Association of Home Builders (NAHB).
Note 3:
Based on Vulcan’s “Why Vulcan Has Rejected Martin Marietta’s Proposal”, January 5, 2012.
Note 4: McGraw-Hill Construction, Construction Market Forecasting Service (CMFS), December 2011.
Simply said, hope is not a strategy
685K total housing starts
3
2012: 640K total housing starts
2013: 895K total housing starts
2014: 1,295K total housing starts
2015: 1,480K total housing starts
2016: 1,490K total housing starts

M A R T I N M A R I E T T A M A T E R I A L S
Relative Performance Coming Out of the 2001 Recession

Martin Marietta Showed Strong Recovery
Note 1: Based on reported operating earnings from most recent filings for respective periods.
Source: Company filings
as Evidenced by 2002 – 2006 CAGRs
1
Gross profit
Operating earnings
Net income
Martin Marietta Vulcan
16.1%
14.7%
21.4%
16.6%
29.9%
29.0%

M A R T I N M A R I E T T A M A T E R I A L S
LTM
12/31/02
LTM
9/30/11
Change
TEV / NTM EBITDA 7.9x 17.0x 9.1x
Leverage
2
1.5x 9.4x 7.9x
FCF / Total Debt
3
22.3% 3.4% (19.0%)
Net Interest
Expense / Adj.
EBITDA
4
8.1% 69.9% 61.8%
EPS
5
$1.64 ($0.69) ($2.33)
Adj. SG&A as % of
Net Sales
6
8.2% 12.6% 4.5%
Martin Marietta is a Much Stronger Company
than Vulcan Today
26
LTM
12/31/02
LTM
9/30/11
Change
TEV / NTM EBITDA 8.2x 11.4x 3.2x
Leverage
2
2.4x 3.0x 0.6x
FCF / Total Debt
3
6.7% 12.2% 5.5%
Net Interest
Expense / Adj.
EBITDA
4
14.0% 17.8% 3.7%
EPS
5
$1.77 $1.78 $0.01
Adj. SG&A as % of
Net Sales
8.1% 8.3% 0.2%
Note 1: 9/30/11 TEV / NTM EBITDA multiple as of December 9, 2011.
Note 2: Leverage defined as Total Debt / LTM Adj. EBITDA. Please see EBITDA reconciliation in the appendix.
Note 3: FCF / Total Debt defined as net cash provided by operating activities less capex divided by total debt.  Please see FCF reconciliation in the appendix.
Note 4: Please see EBITDA reconciliation in the appendix.
Note 5: Reported EPS.
Note 6: Vulcan’s SG&A excludes R&D for comparative purposes.  Please see SG&A reconciliation in the appendix.
Source: Company filings, IBES consensus from FactSet
1 1
M A R T I N M A R I E T TA V U L C A N
Vulcan is a Very Different Company Today
Compared to When it Came Out of the 2001 Recession

M A R T I N M A R I E T T A M A T E R I A L S
Significant Shareholder Value Creation

Estimated
$200 - $250 million
in annual synergies
Meaningful dividend
Balance sheet well-
positioned for
cyclical recovery
and growth
Efficiencies gained
from size and scale
Continued focus on
operational
excellence
Stronger platform
for long-term growth
Continuing
equity
ownership
~42%
~58%

M A R T I N M A R I E T T A M A T E R I A L S

Appendix

Martin Marietta EBITDA & EBIT Reconciliation

(dollars in millions)	LTM	For the Year Ended December 31,				
	9/30/2011	2010	2009	2008	2007	2002
Net earnings attributable to entity	$ 82.3	$ 97.0	$ 85.5	$ 176.3	$ 262.7	$ 86.3
Add back:						
Interest expense	62.2	68.5	73.5	74.3	60.9	44.0
Income tax expense for controlling interests	22.9	29.3	27.4	77.3	116.6	46.5
Depreciation, depletion and amortization expense	173.7	179.9	177.7	169.8	150.4	137.8
Cumulative effect of accounting changes, net of tax	-	-	-	-	-	11.5
EBITDA	**$ 341.1**	**$ 374.7**	**$ 364.1**	**$ 497.7**	**$ 590.6**	**$ 326.1**
Adjusted for:						
Legal settlement and investment reserve	-	-	11.9	-	-	7.2
Reversal of excess legal reserve	-	(5.0)	-	-	-	-
Nonrecurring reduction in workforce charge	-	-	-	5.4	-	-
Charge for early retirement benefit	2.8	-	-	-	-	-
(Gain) loss on sales of assets	(4.1)	(4.5)	3.0	(12.8)	-	(2.5)
Transaction costs	4.1	1.2	2.2	3.6	-	-
Settlement expense for pension plan	2.8	3.5	-	2.8	0.7	-
Asset write-offs	-	-	-	3.3	-	-
Other nonoperating (income) expense	2.2	0.2	(1.1)	2.0	(7.3)	4.3
Pretax gain on discontinued operations	(0.4)	(0.3)	(0.5)	(10.1)	(3.7)	(21.3)
Income attributable to noncontrolling interests	1.4	1.7	2.8	3.7	0.9	-
Adjusted EBITDA	**$ 349.9**	**$ 371.5**	**$ 382.4**	**$ 495.6**	**$ 581.2**	**$ 313.8**
Less:						
Depreciation, depletion and amortization expense	173.7	179.9	177.7	169.8	150.4	137.8
Adjusted EBIT	**$ 176.2**	**$ 191.6**	**$ 204.7**	**$ 325.8**	**$ 430.8**	**$ 176.0**

Note: Sum of the line items may not equal totals due to rounding.
Source: Company filings

MARTIN MARIETTA MATERIALS 31

Martin Marietta Free Cash Flow Reconciliation

Free cash flow calculated as net cash provided by operating activities less capital expenditures.

(dollars in millions) LTM For the Year Ended December 31,

9/30/2011 2010 2002

Net cash provided by operating activities $ 247.1 $ 269.8 $ 203.6

Capital expenditures (119.4) (135.9) (152.7)

Free cash flow $ 127.7 $ 133.9 $ 50.9

Note: Sum of the line items may not equal totals due to rounding. Source: Company filings

M A R T I N M A R I E T T A M A T E R I A L S 32

Vulcan EBITDA & EBIT Reconciliation

(dollars in millions)	LTM	For the Year Ended December 31,							
	9/30/2011	2010	2009	2008	2007	2005	2003	2002	2001
Net (loss) earnings	$ (89.9)	$ (96.5)	$ 30.3	$ 0.9	$ 450.9	$ 389.1	$ 195.0	$ 169.9	$ 222.7
Add back:									
Interest expense	210.0	180.7	173.0	169.7	41.6	20.5	49.6	51.3	56.7
Income tax (benefit) expense	(72.6)	(85.7)	(30.1)	70.1	197.2	164.1	81.5	67.2	101.4
Depreciation, depletion and amortization expense	366.6	382.1	394.6	389.1	271.5	222.9	277.1	267.7	278.2
Goodwill impairment	-	-	-	252.7	-	-	-	-	-
Cumulative effect of accounting changes, net of tax	-	-	-	-	-	-	18.8	20.5	-
EBITDA	**414.1**	**380.6**	**567.8**	**882.5**	**961.2**	**796.5**	**622.0**	**576.6**	**659.0**
Adjusted for:									
Legal settlement	-	40.0	-	-	-	-	-	-	-
Recovery for legal settlement	(46.4)	-	-	-	-	-	-	-	-
Legal expense	3.0	3.0	-	-	-	-	-	-	-
Transaction expenses	-	-	-	-	-	-	-	-	-
Gain on sales of assets	(53.9)	(59.3)	(27.1)	(94.2)	(58.7)	(8.3)	(27.8)	(9.1)	(6.8)
Asset writeoffs	-	9.2	8.5	10.5	-	-	-	-	-
Accretion expense for asset retirement obligations	(8.3)	(8.6)	(8.8)	(7.1)	(5.9)	(4.8)	(5.1)	-	-
Other nonoperating (income) expense	1.1	(3.1)	(5.3)	4.4	5.3	(24.4)	(6.4)	(4.9)	(2.3)
Pre-tax (earnings) loss on discontinued operations	(9.1)	(10.0)	(19.5)	4.1	19.3	(83.7)	40.5	74.0	30.1
Income attributable to noncontrolling interests	-	-	-	-	0.2	11.2	(0.7)	(2.5)	(8.5)
Adjusted EBITDA	**$ 300.5**	**$ 351.8**	**$ 515.6**	**$ 800.1**	**$ 921.5**	**$ 686.6**	**$ 622.5**	**$ 634.1**	**$ 671.5**
Less:									
Depreciation, depletion and amortization expense	366.6	382.1	394.6	389.1	271.5	222.9	277.1	267.7	278.2
Adjusted EBIT	**$ (66.1)**	**$ (30.3)**	**$ 121.0**	**$ 411.0**	**$ 650.0**	**$ 463.7**	**$ 345.4**	**$ 366.5**	**$ 393.3**

Note: Sum of the line items may not equal totals due to rounding.
Source: Company filings

MARTIN MARIETTA MATERIALS 33

Vulcan Free Cash Flow Reconciliation

Free cash flow calculated as net cash provided by operating activities less capital expenditures.

(dollars in millions)	LTM	For the Year Ended December 31,	
	9/30/2011	2010	2002
Net cash provided by operating activities	$ 196.6	$ 202.7	$ 458.0
Capital expenditures	(101.6)	(86.3)	(248.8)
Free cash flow	$ 95.1	$ 116.4	$ 209.3

Note: Sum of the line items may not equal totals due to rounding.
Source: Company filings

MARTIN MARIETTA MATERIALS 34

Vulcan SG&A Reconciliation

For the Year Ended December 31, YTD LTM

2010 2009 2008 2007 2002 9/30/2011 9/30/2011

SG&A, as reported $ 327.5 $ 321.6 $ 342.6 $ 289.6 $ 162.7 $ 221.3 $ 301.4

R&D expense, as disclosed in notes to financials 1.6 1.5 1.5 1.6 1.2 1.2 1.6

Adjusted SG&A $ 326.0 $ 320.1 $ 341.0 $ 288.0 $ 161.5 $ 220.1 $ 299.8

Net Sales $ 2,405.9 $ 2,543.7 $ 3,453.1 $ 3,090.1 $ 1,980.6 $ 1,828.7 $ 2,377.6

Adjusted SG&A as Percentage of Net Sales 13.5% 12.6% 9.9% 9.3% 8.2% 12.0% 12.6%

Note: Vulcan does not provide interim disclosures of R&D in quarterly financial statements. Vulcan LTM and YTD 2011 SG&A amounts are based on the annual averages over the last five years. Sum of the line items may not equal totals due to rounding.

Source: Company filings

M A R T I N M A R I E T T A M A T E R I A L S 35

M A R T I N M A R I E T T A M A T E R I A L S
Cautionary Note Regarding Forward Looking Statements

This presentation may include "forward-looking statements." Statements that include words such as "anticipate," "expect," "should be," "believe," "will," and other words of similar meaning in connection with future events or future operating or financial performance are often used to identify forward-looking statements. All statements in this presentation, other than those relating to historical information or current conditions, are forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Martin Marietta's control, which could cause actual results to differ materially from such statements. Risks and uncertainties relating to the proposed transaction with Vulcan include, but are not limited to: Vulcan's willingness to accept Martin Marietta's proposal and enter into a definitive transaction agreement reasonably satisfactory to the parties; Martin Marietta's ability to obtain shareholder, antitrust and other approvals on the proposed terms and schedule; uncertainty as to the actual premium that will be realized by Vulcan shareholders in connection with the proposed transaction; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; Martin Marietta's ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; Martin Marietta's ability to promptly and effectively integrate the businesses of Vulcan and Martin Marietta; a downgrade of the credit rating of Vulcan's indebtedness, which could give rise to an obligation to redeem
Vulcan's existing indebtedness; the potential implications of alternative transaction structures with respect to Vulcan, Martin Marietta and/or the combined company, including potentially requiring an offer to repurchase certain of Martin Marietta's existing debt; the implications of the proposed transaction on certain of Martin
Marietta’s and Vulcan’s employee benefit plans; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers. Additional risks and uncertainties include, but are not limited to: the performance of the United States economy; decline in aggregates pricing;
the inability of the U.S. Congress to pass a successor federal highway bill; the discontinuance of the federal gasoline tax or other revenue related to infrastructure construction; the level and timing of federal and state transportation funding, including federal stimulus projects; the ability of states and/or other entities to finance approved projects either with tax revenues or alternative financing structures; levels of construction spending in the markets that Martin Marietta and Vulcan serve; a decline in the commercial component of the nonresidential construction market, notably office and retail space; a slowdown in residential construction recovery;
unfavorable weather conditions, particularly Atlantic Ocean hurricane activity, the late start to spring or the early onset of winter and the impact of a drought or excessive rainfall in the markets served by Martin Marietta and Vulcan; the volatility of fuel costs, particularly diesel fuel, and the impact on the cost of other consumables, namely steel, explosives, tires and conveyor belts; continued increases in the cost of other repair and supply parts; transportation availability, notably barge availability on the Mississippi River system and the availability of railcars and locomotive power to move trains to supply Martin Marietta's and Vulcan's long haul distribution markets; increased transportation costs, including increases from higher passed-through energy and other costs to comply with tightening regulations as well as higher volumes of rail and water shipments; availability and cost of construction equipment in the United States; weakening in the steel industry markets served by Martin Marietta's dolomitic lime products; inflation and its effect on both production and interest costs; Martin Marietta’s ability to successfully integrate acquisitions and business combinations quickly and in a cost-effective manner and achieve anticipated profitability to maintain compliance with Martin Marietta's leverage ratio debt covenants; changes in tax laws, the interpretation of such laws and/or administrative practices that would increase Martin Marietta's and/or Vulcan's tax rate; violation of Martin Marietta's debt covenant if price and/or volumes return to previous levels of instability; a potential downgrade in the rating of Martin Marietta's or Vulcan’s indebtedness; downward pressure on Martin Marietta's or Vulcan's common stock price and its impact on goodwill impairment evaluations; the highly competitive nature of the construction materials industry; the impact of future regulatory or legislative actions; the outcome of pending legal proceedings; healthcare costs; the amount of long-term debt and interest expense incurred; changes in interest rates; volatility in pension plan asset values which may require cash contributions to pension plans;
the impact of environmental clean-up costs and liabilities relating to previously divested businesses; the ability to secure and permit aggregates reserves in strategically located areas; exposure to residential construction markets; and the impact on the combined company (after giving effect to the proposed transaction with Vulcan) of any of the foregoing risks, as well as other risk factors listed from time to time in Martin Marietta's and Vulcan's filings with the SEC.
The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement and our most recent reports on Form 10-K and Form 10-Q, and any other documents of Martin Marietta and Vulcan filed with the SEC.  Any forward-looking statements made in this presentation are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations.  Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

M A R T I N M A R I E T T A M A T E R I A L S
Important Additional Information

This presentation relates to the Exchange Offer by Martin Marietta to exchange each issued and outstanding share of common stock of Vulcan for 0.500 shares of Martin Marietta common stock.  This presentation is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Vulcan common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary prospectus/offer to exchange included in the
Registration Statement on Form S-4 (the “Registration Statement”) (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”) filed by Martin Marietta on December 12,
2011 with the SEC.  The Registration Statement has not yet become effective. The Exchange Offer will be made only through the
Exchange Offer Documents.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL
OTHER RELEVANT DOCUMENTS THAT MARTIN MARIETTA HAS FILED OR MAY FILE WITH THE SEC WHEN THEY BECOME AVAILABLE
BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.
Martin Marietta may file a proxy statement on Schedule 14A and other relevant documents with the SEC in connection with the solicitation of proxies (the “Vulcan Meeting Proxy Statement”) for the 2012 annual meeting of Vulcan shareholders (the “Vulcan
Meeting”). Martin Marietta may also file a proxy statement on Schedule 14A and other relevant documents with the SEC in connection with its solicitation of proxies for a meeting of Martin Marietta shareholders (the “Martin Marietta Meeting”) to approve, among other things, the issuance of shares of Martin Marietta common stock pursuant to the Exchange Offer (the “Martin
Marietta Meeting Proxy Statement”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE VULCAN PROXY STATEMENT
AND THE MARTIN MARIETTA MEETING PROXY STATEMENT AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE
BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.
All documents referred to above, if filed, will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Morrow & Co., LLC at (877) 757-5404 (banks and brokers may call (800) 662-5200).
Martin Marietta, its directors and executive officers and the individuals referenced in the Registration Statement to be nominated by Martin Marietta for election to Vulcan’s Board of Directors are participants in any solicitation of proxies from Vulcan shareholders for the Vulcan Meeting or any adjournment or postponement thereof. Martin Marietta, its directors and executive officers are participants in any solicitation of proxies from Martin Marietta shareholders for the Martin Marietta Meeting or any adjournment or postponement thereof. Information about the participants, including a description of their direct and indirect interests, by security holdings or otherwise, is available in the Registration Statement or the proxy statement for Martin
Marietta’s 2011 annual meeting of shareholders, filed with the SEC on April 8, 2011, or will be available in the Vulcan Meeting
Proxy Statement, the Martin Marietta Meeting Proxy Statement or other relevant solicitation materials that Martin Marietta files with the SEC in connection with the foregoing matters, as applicable.
Martin Marietta anticipates that some divestitures may be required in connection with the regulatory approval process.  The financials shown in this presentation reflect the combined operations of Martin Marietta and Vulcan, but do not reflect the impact of any divestitures that may be necessary.

Contact Information
Corporate Headquarters:
Martin Marietta Materials, Inc.
2710 Wycliff Road
Raleigh, NC 27607
919-781-4500
Investor Relations:
919-788-4367
Website:
www.martinmarietta.com
M A R T I N M A R I E T T A M A T E R I A L S